  Exhibit 99.1

Prophecy Development Closes $2,600,000 Private Placement With Insiders and Strategic Investor

Vancouver, British Columbia, September 9, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX: PRPCF, Frankfurt:1P2N) is pleased to report that it has closed the private placement (the “Placement”) previously announced on August 26, 2019. The Placement raised gross cash proceeds of $2,600,000 through the issuance of 13,000,000 common shares (the “Shares”) of Prophecy, at a price of $0.20 per Share.

Company management and directors purchased 2 million Shares of the Placement and one strategic investor purchased majority of the remainder of the Placement.

The Company paid $10,000 in cash and issued 525,000 Shares as finder’s fees.

The Company has 109,341,127 shares outstanding after the closing of the Placement.

All Shares are subject to a four month and one day hold period.

The Placement proceeds are expected to be used for the Company’s mineral project development and for general working capital purposes.

About Prophecy

Prophecy is developing Pulacayo silver project in Bolivia and Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.